December 29, 2006

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Colin Innes, Chief Executive Officer
Skillstorm Online Learning, Inc.
3518 Freemont Avenue, North, Suite 399
Seattle, Washington 98103

Re: Skillstorm Online Learning, Inc.
Form 1-A, Amendment 1 filed November 21, 2006
File No.: 24-10158

Dear Mr. Innes:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>General</u>

1. We note that SkillStorm Inc., whose website is the same as yours apart from the top-level domain ".com," appears to be an established company. Please include information to eliminate any possible confusion with the other company.

2. Your counsel has indicated that you have chosen to comply with the requirements of Model A of Part II of Form 1-A of the Securities Act in the preparation of your offering circular. Therefore, we have based our offering circular comments on Model A. Please revise to provide disclosure

consistently according to the chosen format. We note, for example, that you do not provide disclosure of management relationships or transactions or interest of management and others in certain transactions. It also appears that the table of contents does not follow the items listed in Form 1-A Part II, Model A.

3. Also, please revise to include in your disclosure each question and any notes. See General Instructions to offering circular Model A.

4. Supplementally discuss, with a view toward disclosure why the first sentence of Note 1 of the September 30, 2006 financial statements does not mention Intersports with regard to your organizational history. Supplementally advise and/or revise the offering statement as appropriate. Also, see the accounting comment regarding your former names.

Item 1. Significant Parties

5. Please disclose the residential addresses of the following:

- officers and directors.

- counsel to the issuer with respect to the proposed offering

6. Please disclose the business and residential addresses of the record owners and beneficial owners of five percent or more of any class of the issuer's securities.

7. In the beneficial owners section, please disclose which record owners hold the shares of the company in which David M. Otto, Dave Moore, Steve Careaga and John Otto have a beneficial interest. We note that you have disclosed that Steve Careaga is the record owner of 1,688,750 shares of common stock. However, you have also disclosed that he is the beneficial owner of 2,482,500 shares of common stock. Please revise or advise.

Item 4. Jurisdictions in which securities are to be offered.

8. Please respond to Item 4(b) by listing the jurisdictions, as applicable.

Item 5. Unregistered Securities Issued or Sold within one year

9. Please respond to Item 5(a) by:

disclosing the names of the persons to whom you sold the units, debentures and warrants and the basis for computing the consideration; disclosing the consideration paid by Colin Innes for the 1,000,000 shares of Series B Preferred Stock and the basis for computing the consideration; and

naming and identifying the person to whom the fifth convertible debenture unit in the Private Placement offering was issued.

10. Please respond to Item 5(c) by indicating the section of the Securities Act or Commission rule or regulation you have relied upon for each exemption. Also, state briefly the facts relied upon for each exemption.

11. With a view to disclosure, please tell us the services provided or to be provided by Pegasus Advisory Group. Similarly, tell us the terms of the conversion. Please explain the statement that conversions would convert the Note "into the Regulation A Offering" and tell us whether conversions would involve this Form 1-A.

Part II-Offering Circular

General

12. Please provide the information required by numbers 47 through 50 under "Management's Discussion and Analysis of Certain Relevant Factors" in Model A, as applicable. Provide an appropriate heading in prominent type or in another manner.

Cover Page of the Offering Circular

13. Please reconcile the disclosure on the cover page that there is an escrow of proceeds until the minimum is obtained with the disclosure elsewhere in the offering circular that no minimum number of shares must be sold in this offering and no escrow account has been established.

The Company, page 2

14. In the last paragraph on page 2, and under "Production" on page 11, describe the proprietary interest you have, and will have, in the software that you have, and will, develop. Clarify whether you are the sole interest holder.

Risk Factors, page 3

15. Please highlight by prominent type or in another manner the heading of each risk factor.

16. In each risk factor where applicable, please cross-reference your more detailed description of the risk which you have provided in response to a Model A requirement. See "Offering Circular Model A – Risk Factors – Instruction" of Form 1-A.

17. Please consider adding a risk factor to disclose that the holders of Series B Preferred Stock have 250 votes per share on any matter properly before the shareholders for a vote. In addition, clearly disclose in the section you provide in the offering circular for the description of securities.

18. Please consider adding a risk factor to disclose all of the information in number four of the Certificate of Designation of Series B Preferred Stock regarding liquidation, dissolution and winding up. In addition disclose the preferred in the section on the description of securities.

19. Indicate, in the risk factor on page 5 headed "We have not been profitable…" and in the section entitled "The Business of the Company" on page 9, the amounts expended by the issuer for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year. See the last sentence of number 3(h) of Offering Circular Model A of Form 1-A.

20. In the risk factor on page 5 headed "Following the offering…," please discuss the ways in which you can find indications of interest in the offer if you have not registered in any state. Explain what the laws of the individual states, generally, permit you to do to determine interest in your offering without registration.

21. In the risk factor on page 6 headed "Potential third party infringement of …," please list, or cross-reference, each intellectual property right and state when that right expires, if applicable.

22. In the risk factor on page 7 headed "Dilution: Purchasers of the common shares," please clarify the last sentence and revise consistent with the comment below concerning disclosure of Dilution at page 22.

23. In the risk factor on page 7 headed "Shares Eligilbe for Future Sale: ….," please disclose the number of shares currently eligible for sale under Rule 144. Update this information with each amendment.

24. In the risk factor on page 8 headed "Risk of Low-Priced Securities: ….," please revise the heading to inform the reader that you are offering penny stock.

Briefly disclose each requirement of Rule 15g-9 of the Securities Act. Revise to clarify your statement that the rules require the delivery of a disclosure schedule prepared by the SEC.

25. In the risk factor on page 8 headed "Control by Existing Stockholders: .…," please explain the risk that results when management owns 13% of the outstanding common stock.

26. Consider including a risk factor addressing your statement on page 11 that the U-17 and U-19 training programs for which you are in post-production "are critical for [your] success" and that the financing required for this post-production activity is projected to be $200,000.

The Business of the Company, page 9

27. Identify the languages that your training programs use, or will use, and clarify which are currently available.

28. Explain how Bayern has "endorsed" the issuer. Also, with a view to disclosure, explain the terms of any separate agreement or arrangement with Franz Beckenbauer. Currently the carryover paragraph at pages 9-10 suggests that you entered into separate agreements with FC Bayern Munich and coach Beckenbauer.

29. In the second paragraph of this section, list the separate products the subscriber will receive for the $25.00 annual fee.

30. Clarify whether or not you are taking subscriptions and supplying the training aids at the present time. Ensure that you use the future tense in this section, and throughout the offering circular, when you discuss activities that are not presently occurring.

31. In this regard, please revise risk factors and your business description to address the current status of your operations. We note the statement in Note 6 to your financial statements that you "do not have the working capital necessary to be successful in this effort to commence meaningful operations." If your current level of operations is not meaningful, please revise to so state.

32. On page 10, in the second from the last paragraph of this section, please provide separate lists for the software product you have developed and the software products you are in the process of developing. Disclose the stage of development of each of the latter. For all, disclose whether there are static files, animated files or video clips or a combination of the three. If a combination,

specify which. Also, for each, disclose whether they can deliver streaming video, voice-over, structured practice sessions, standard video controls, camera angle choices, special effects highlights or text content or a combination of them. If a combination, specify which.

33. Describe in detail the status of activities with regard to the basketball and training websites.

34. Indicate whether or not the completion of development of the products you have referenced would require a material amount of the resources of the issuer and the estimated amount. See 3(b) of Offering Circular Model A of Form 1-A.

35. Describe in greater detail your competition by responding to each instruction of 3(c) of Offering Circular Model A of Form 1-A.

36. Describe in greater detail your marketing strategies by responding to each of the instructions of 3(d) of Offering Circular Model A of Form 1-A.

Current Business Focus, page 10

37. Please revise to clearly describe your "learning engine." It is unclear what the engine is apart from the products you offer on your website. If the learning engine includes proprietary software, technology or other items separate from the video instruction and similar products offered on your website, please clearly describe what those proprietary software, technology or other items are.

38. In the second paragraph of this section, list or cross-reference each of your online learning products. Also, identify the "recognized sports experts" and the "world recognized teams and clubs," and provide the basis for each of these descriptions with regard to each individual and each team and club.

39. Unless you clearly label it as the opinion of management of the issuer along with disclosure of the reasonable basis for such opinion, remove the speculative statement in the second paragraph of this section that your "online learning platform enables new products to be brought to market quickly" allowing you "the opportunity to become a leading innovator in the on-line training market."

Near Term Business Focus, page 11

40. Describe the status of the development of each of the revenue sources, other than CMSA, that you enumerate in the first sentence of this section. File as exhibits any related documents.

41. Please file as exhibits all documents relating to your "strategic alliance with the CMSA. Disclose in this section that they have been filed as exhibits. Also, disclose the basis of your belief that current members of the CMSA might potentially become subscribers to training aids on the issuer's website.

Production

42. Please provide additional disclosure with regard to your plan of operations required by Item 303(a) of Regulation S-B, first for the next twelve months and, then, to the point of generating revenues. Ensure that for each of the projects you have discussed in this or any other section of the offering circular that you disclose, or cross reference, detailed milestones and include a timeframe for completing each milestone in weeks or months. Also, provide the estimated costs associated with each milestone. See number 4(a) and (b) of Model A under "Business and Properties." We may have additional comments after reviewing your response.

Industry Overview, page 13

43. Please remove, throughout the filing, all subjective or speculative comments about third parties. Present in the document only verifiable facts about others. One example can be found at the end of the first paragraph of this section where you have stated: "The most credible video training program to come out was from the professional soccer club of Ajax over 10 years ago." Other examples include, but are not limited to the following: under "Competition" on page 13 you have stated: "The closest competitor in terms of sports products …."; and in the table on page 14 you have included: "Site is poorly designed" and "high quality content …."

Marketing Strategies, page 14

44. Please revise or remove the clause, "these statistics show considerable volume" in the last sentence of the second paragraph of this section. It is not sufficiently specific.

45. Please revise to briefly discuss your marketing arrangements with Google, Yahoo and MSN. Please clarify when "Skillstorm ads were present and seen by users seeking information…"

Product Strategy, page 15

46. Disclose the basis for your assertion in the last sentence of this section. It is unclear on what basis you state that your "products" "port easily into other

mediums like cell phones…" With a view to disclosure, advise us what products you have ported to cell phones, game boxes, iPods and other products.

Strategic Relationship Strategy, page 16

47. Please revise to clearly explain the statement that you will use your "best efforts to organize access to the following FC Bayern Munich sponsors."

48. Similarly, the paragraph describing the 8% royalties is confusing because it is unclear what relationship you have or hope to have with the listed entities, "[c]ontent providers" and others. Please revise to clearly explain, and delete speculative statements.

49. In this regard, please remove the following speculative statement in the third paragraph which begins: "These sponsors see Skillstorm…"

50. Provide the basis of the last paragraph of this section. Identify companies with whom you have alliances and describe in detail the relationship(s). If applicable, support your statements by supplementally providing us with copies of, or excerpts from documents which you reference. We may have further comment.

Strategic Alliance Partners, page 18

51. Describe or cross-reference to where you disclose the terms of your agreement with FC Bayern Munich. Supplementally advise us, with a view toward disclosure, of the type of alliance you anticipate with Arsenal. We may have further comment.

Target Market Strategy, page 17

52. Provide the basis for the last sentence of the first paragraph of this section, which sentence begins: "Skillstorm has applied…." If applicable, support your statement by supplementally providing us with copies of or excerpts from documents which you reference.

Internet Strategy, page 17

53. Clarify the meaning of last sentence of this section and provide the basis for it. If applicable, support your statement by supplementally providing us with copies of, or excerpts from documents which you reference.

Use of Proceeds, page 19

54. Please also provide the use of proceeds if 25%; 50%; and 75% of the offering is subscribed.

55. Please comply with number 10(b) of this "Use of Proceeds" section where applicable, including "Payables." Also, ensure that you comply with the following statement from the "Instruction" in this section: "Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons."

56. We suggest that, in reserving the right to change the use of proceeds, you specify the contingencies that might cause a change and the alternative uses of the proceeds that might result. We note your statement in third paragraph on page 21 that you may use significant portions of the proceeds for other purposes.

57. Please split up the category "Regulatory, Insurance and Professional" into three categories plus appropriate sub-categories. See the "Instruction" in this section.

Dilution, page 22

58. It appears that the ($139,448) disclosed for net tangible book value should be reduced by any amounts capitalized for intangible assets, including software and website development. Please revise.

59. The pro forma net tangible book value of $760,552 does not appear to include the $100,000 in offering expenses suggested by the disclosure on page 19. Also, you do not clearly disclose the dilution calculation assumes the maximum number of shares is sold. The amount of dilution to investors could be as high as $.06 per share. Please revise your disclosures accordingly.

60. All negative and loss amounts in the financial statements and tabular data should be bracketed, including net tangible book value, net tangible book value per share, net loss and net loss per share. Please revise.

61. Please provide the dilution information if 25%; 50%; 75%; and 100% of the offering is subscribed.

Facilities, page 23

62. Please expand the last paragraph of this section to clarify whether, and how many, intellectual properties you currently have that you intend to patent or copyright. Disclose when you intend to apply for the patents and/or copyrights. We may have further comment.

Litigation, page 24

63. Please include in this section the information required for the issuer's officers, directors or key personnel consistent with the model for presentation that you have chosen. For example, we note that the information that you have provided at the top of page 26 does not meet the requirement for by Model A, number 43 under "Litigation."

Management, page 24

64. Please ensure that you comply with the requirement that you disclose, for each person, the names of employers, titles and dates of positions held during the past five years with an indication of job responsibilities. For example, see the section entitled "Officers and Key Personnel of the Company" in Model A.

Colin Innes

65. Clarify the second sentence. In addition, provide the requirements for receiving the awards.

Greg Heuss

66. If Mr. Heuss' only connection with MarketRange was that of vice-president, please revise your reference to "his previous company (our emphasis)." Your revised disclosure should clearly explain how the MarketRange's performance was attributable to Mr. Heuss. Similarly, it is unclear what Amazon.com accomplishment he "was an integral part of" or how he was integral to it. And the scope and nature of his contribution to the marketing and promotions for major touring acts is unclear. In disclosing the sale of Kiss/udate.com, clarify whether Mr. Heuss had an equity interest prior to the sale. Also, specify his role in the sales process.

67. Please revise to disclose the significant transaction with related parties under which the company acquired rights, technology, assets and a business concept for the issuance of 16,833,760 shares of common stock valued at $461,648.

Description of Securities

68. On page 26 where you begin your description of your securities, please provide an appropriate heading in prominent type or in another manner. Also, please include the name of the section and the page in the table of contents. In addition, as previously mentioned, clarify that the holders of Series B Preferred Stock have 250 votes per share.

Exhibit E – Financial Statements

69. Please include the financial statements within the Offering Circular rather than as an Exhibit.

70. The financial statements and related notes should be consecutively numbered. Please revise.

71. You are reminded that the financial statements and related disclosures of the issuer should be updated as necessary to a date not exceeding 6 months prior to qualification of the offering statement, as required by Part F/S of Form 1-A.

Balance Sheets

72. Please advise of the reasons for lack of disclosure on an allowance for doubtful accounts receivable or revise as appropriate.

73. Please provide a note to the financial statements describing the nature and terms of the amounts due to shareholders at each balance sheet date.

74. Please provide a note to the financial statements describing the terms and method of accounting for the $125,000 convertible debenture outstanding at September 30, 2006.

75. Please provide a note to the financial statements describing the terms of the company's preferred shares.

Statement of Cash Flows

76. Please provide appropriate notes to the financial statements explaining the transactions in which the company acquired it equipment for cash, particularly

the $888,255 acquired during the year ended December 31, 2004. Also, please explain the presentation of common shares issued to acquire operating assets as a cash flow. This appears to be a non-cash transaction.

Note 1 – The Company

77. Please reconcile the disclosure in the first paragraph of Note 1 that the company was originally organized in Nevada as Cherry Creek Gold, re-domiciled to Washington on August 30, 2005 and changed its name to Skillstorm Online Learning, Inc. on January 6, 2006 with the statements in the text on page 2 and elsewhere. The text indicates that the company was originally incorporated in Canada and was acquired by SAS on December 21, 2005, and then by Cherry Creek Gold on January 23, 2006, who changed its name to Skillstorm Online Learning, Inc.

78. Please disclose any subsidiaries, the percentage interest owned, and the related consolidation policy. See page 2 of the text which indicates that the issuer has one wholly owned subsidiary.

79. Please disclose any predecessor entities, including those mentioned on page 2 of the text, and Intersports Acceleration Corp. mentioned on page 24 of the text, and explain the transaction in which the company became its successor.

Note 2 – Summary of Significant Accounting Policies

80. Please disclose the amount capitalized for each major class of equipment, the amount of depreciation for each period presented, and the balance of accumulated depreciation on equipment as of each balance sheet date, as required by paragraph 5 of APB Opinion 12.

81. Please disclose the company's accounting policies for its video library, as mentioned on page 24 of the text, and how amounts are reflected in the financial statements.

82. Please separately disclose the amount of each major intangible asset class, accumulated amortization and amortization expense for each period covered by the financial statements, as required by paragraph 44 of SFAS 142.

83. Please disclose how the company accounts for its website development costs and the stage of development for each major software program. See EITF 00-2 and SOP 98-1.

84. Please disclose the company's accounting policy for stock issued to non-employees.

85. For each period covered by the financial statements, please provide the disclosures specified in paragraphs 43 and 48 of SFAS 109 including the expiration dates of any net operating loss carryforwards.

86. Please disclose the reasons the company adopted SFAS 130 on January 1, 2006, rather than when the pronouncement was effective. Disclose the nature of comprehensive income other than net income.

87. Please provide dates for the items listed in the separate schedule of non-cash investing and financing transactions in Note 2.

88. Please disclose the nature and terms of the company's revenues, its revenue recognition policy for each significant source of revenue, addressing each of the four criteria outlined in SAB Topic 13:A:1. Please explain any material estimates or assumptions and how they may affect the financial statements. Discuss the duration and typical terms of the company's sales. Specify if there are typically up front fees, contingencies or other significant terms, in conjunction with the company's sales and how they are accounted for and are reflected in the financial statements.

89. Based upon the description of facilities on page 23 of the text, it appears the disclosures specified in paragraphs 13 and 16 of SFAS 13 should be provided in notes to the financial statements for leasing activities. Please advise or revise.

Note 4 – Common Stock

90. Please expand Note 4 to disclose the terms of the transaction in which the company acquired the assets in exchange for 16,833,760 of its common shares, including the date and nature of the related party relationship, as mentioned in Note 3. Describe how the acquisition is presented in Skillstorm's financial statements. Disclose the identity of the accounting acquirer and the legal acquirer and how the transaction is reflected in the financial statements. Explain your basis for the determination of the accounting acquirer and address the factors presented in paragraph 17 of SFAS 141.

91. Please reconcile your disclosure in Note 4 with the statement of cash flows reporting $965,935 cash used for the acquisition of operating assets during the year ended December 31, 2004, and the statement of stockholders' equity that

reflects 16,833,760 common shares issued during the year ended December 31, 2004 for $965,935.

92. Please provide a note to the financial statements disclosing the company's arrangement to use the German youth soccer exercises on its website and offer them for subscription and sale, as mentioned on pages 2 and 24 of the text. Disclose the terms of any endorsements or partnerships with FC Bayern Munich.

Part III - Exhibits

93. Please ensure that you comply fully with each section and subsection of Items 1, 2 and 3 of Part III. Make Part III a part of you Offering Statement and designate it as such. It is not sufficient to include the separate unnumbered page with the word "Exhibits" at the top in the package with the Offering Statement.

94. Ensure that you file as exhibits all material contracts, as described in Part III, Item 2, Number 6 of the offering statement. This includes, but is not limited to, the following: your agreement with CMSA; Intersports' assignment to Skillstorm of its rights to the Original Agreement between Bayern Munich and Intersports; and the "Original Agreement" between Bayern Munich and Intersports.

95. Please refile the "Right to Use and Royalty Agreement." It should be signed and dated. In addition, fill in the blank spaces where monetary amounts should be. When you file an agreement which differs from one already filed, please designate it differently, for example, as Exhibit "D(1)" instead of Exhibit "D." In this regard, ensure that your numbering of exhibits complies with Item 1(b).

96. Please disclose in an appropriate section the following information from the "Certificate of Designation of Series B Preferred Stock":

"In the event or liquidation or winding up of the Company, the holders of the Series B Preferred Stock will be entitled to receive , prior and in preference to the holders of common stock of the Company (the "Common Stock"), an amount up to but not greater than the original purchase price per share of Series B Preferred Stock, notwithstanding the value of the Series B Preferred Stock. The holders may choose by majority vote to treat a merger of the Company in which the Company is not the surviving entity, or a sale of all or substantially all of the Company's assets, as a liquidation or winding up for purposes of this liquidation preference if (i) the amount of consideration received would be less than the amount of the holder's liquidation preference or (ii) the consideration consists solely or in part of securities that are not readily marketable."

97. It is necessary that counsel revise the opinion regarding legality as follows:

- refer to the filing as a Regulation A offering statement rather than as a registration or registration statement;

- refer to the second part of the document as an offering circular rather than as a prospectus;

- clarify that counsel is opining upon the law of the State of Washington, including the statutory provisions, all applicable provisions of the Washington Constitution and reported judicial decisions interpreting those laws; and

- refer to the Offering Statement, "as amended," rather than the date of the amendment. Alternatively, provide a newly signed opinion with each amendment.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing cleared, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing cleared, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of being cleared as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Andrew Stolowitz, Esq.
     Fax: 206-262-9545